Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Celgene Corporation
Commission File No.: 001-34912

Employee FAQ

1.	What was announced?

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We announced that Bristol-Myers Squibb is acquiring Celgene to create a leading innovative biopharma company that is ideally positioned to address the needs of patients with cancer, inflammatory and immunologic disease and cardiovascular disease.

•	Under the terms of the agreement, Bristol-Myers Squibb will acquire Celgene in a cash and stock transaction with an equity value of approximately $74 billion.
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Celgene shareholders will receive 1.0 Bristol-Myers Squibb share and $50.00 in cash for each share of Celgene. Celgene shareholders will also receive one tradeable Contingent Value Right (CVR) for each share of Celgene, which will entitle the holder to receive a payment for the achievement of future regulatory milestones.

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With highly complementary science, products and capabilities, we believe the combined company will deliver greater value than either company could deliver on its own for both patients and shareholders.

2.	What is a “Contingent Value Right”?

•	A Contingent Value Right or “CVR” allows shareholders to receive additional payment if a certain event occurs.
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Under the terms of our agreement, each Celgene share will receive one tradeable CVR, which will entitle its holder to receive a one-time potential payment of $9.00 in cash upon FDA approval of all three of ozanimod (by December 31, 2020), liso-cel (JCAR017) (by December 31, 2020) and bb2121 (by March 31, 2021), in each case for a specified indication.

3.	Who is Celgene?

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Celgene is an integrated global biopharma company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of hematologic malignancies and other inflammatory diseases.

•	One of the reasons we are excited to bring our companies together is that we share a vision: improving the lives of patients through innovation.
•	For additional information about Celgene, please visit https://www.celgene.com/.

4.	Why is Bristol-Myers Squibb acquiring Celgene? How does this fit into Bristol-Myers Squibb’s strategy?

•	The combination of Bristol-Myers Squibb and Celgene is a natural next step in the evolution of Bristol-Myers Squibb and consistent with our company strategy.
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By acquiring Celgene, we are taking a major step forward in our mission to discover innovative medicines for people with serious and life-threatening diseases. Together, we will bring significant benefits to our patients, our people and our shareholders. As a combined company, we will:

o	Build an even stronger commercial presence in our key disease franchises, led by high performing commercial teams;

o	Launch exciting new medicines for patients, including six potential near-term opportunities;
o	Advance a significantly enhanced early-stage pipeline; and
o	Integrate a broad range of discovery modalities that will further strengthen our pipeline.
•	We’ve always been motivated by a desire to improve patients’ lives – this transaction will allow us to do even more for our patients faster than we could have on our own.

5.	How long before the transaction is completed?

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We intend to move forward expeditiously so that we can begin to capture the benefits of this transaction quickly. We expect to complete the transaction in Q3 2019 given the expected timeframe to obtain appropriate regulatory and shareholder approvals.

6.	What are the integration plans? What can we expect in the interim period?

•	We expect the transaction to close in Q3 2019. Between now and then, both companies will continue to operate separately. It remains business as usual for all of us at Bristol-Myers Squibb.
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Following the close of the transaction, Giovanni Caforio will continue to serve as Chairman and Chief Executive Officer of the combined company. Two members from Celgene’s Board will be added to the Board of Directors of Bristol-Myers Squibb for a total of 13 Bristol-Myers Squibb Board members.

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In the coming weeks, we will be developing integration plans. We are committed to transparency, and we will keep you updated on our progress. Please don’t reach out to Celgene without consulting with your manager.

•	Between now and closing, please remain focused on your responsibilities so that we can continue making a difference in the lives of patients and their families.

7.	What does this mean for employees?

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We believe this transaction represents an exciting opportunity for employees of the combined company. We will be a biopharma leader with near-term product launch opportunities as well as an expanded late and early stage pipeline. We expect employees to have greater opportunities for growth and development as part of a more diversified company. Until the transaction closes, it remains business as usual for all of us at Bristol-Myers Squibb.

8.	Will there be changes to the executive leadership team? Who will manage the combined business?

•	The company will be led by Giovanni Caforio, who will continue to serve as Chairman of the Board and Chief Executive Officer.
•	Following the close of the transaction, two members of from Celgene’s Board will be added to the Board of Directors of Bristol-Myers Squibb.
•	We will provide additional details on the composition of the company’s executive leadership team as those decisions are finalized.

9.	Do you anticipate any layoffs following this transaction?

•	We will combine the best of both organizations as it relates to processes and people to fully realize value of combination.
•	While we expect many new opportunities for employees as part of a larger, stronger organization, in any combination of two companies in the same industry, there will be some overlap.

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It is important to remember that today is day one, and, between now and closing, we will continue to operate as separate companies. There are many details to be worked out as part of the integration planning process.

•	One of the reasons we are so excited to bring our companies together is that we share a vision: improving the lives of patients through innovation.
•	Both Bristol-Myers Squibb and Celgene are committed to making the transition as smooth as possible as we bring our companies together. And, both companies are committed to transparency.

10.	What does this announcement mean for our physicians and business partners?

•	We expect our business partners and physicians to be enthusiastic about this transaction because we are growing and adding depth and capabilities in areas that are critical to our shared success.
•	Until the transaction closes, both companies will continue to operate as separate companies and will continue to work with physicians and business partners as we always have.

11.	How soon can Bristol-Myers Squibb employees interact with Celgene employees?

•	You should not engage with Celgene employees unless you are asked.
•	We expect the transaction to close in Q3 2019. Between now and then, both companies will continue to operate separately, and it remains business as usual for all of us at Bristol-Myers Squibb.

12.	When does integration begin?

•	Over the coming weeks, we expect to build an integration planning team with leaders from both companies.
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Working together, we will determine how best to bring our companies together. We will keep employees updated as these plans are developed. Only after the transaction closes can we begin to implement these plans.

•	In the meantime, both companies will continue to operate separately, and it remains business as usual for all of us at Bristol-Myers Squibb.

13.	How will employees be updated on integration plans?

•	Over the coming weeks, we expect to build an integration planning team with leaders from both companies.
•	We intend to communicate regularly with employees on the latest developments and progress.

14.	Who can I contact if I have more questions?

•	If you have any additional questions, please reach out to your manager.

15.	Where can I find additional information?

•	We have created a joint website to serve as a home for all materials regarding the transaction. A link to the website can be found www.bestofbiopharma.com.
•	Additional information for employees can also be found on BMS360.
•	If you have any questions in the meantime, please feel free to reach out to your manager.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), Bristol-Myers Squibb and Celgene will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Bristol-Myers Squibb registration statement on Form S-4 that will include a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Bristol-Myers Squibb and Celgene. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Bristol-Myers Squibb will be available free of charge on Bristol-Myers Squibb’s internet website at https://www.bms.com/ under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html. Copies of the documents filed with the SEC by Celgene will be available free of charge on Celgene’s internet website at https://www.celgene.com/ under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to non-GAAP earnings per share, capital structure, debt repayment, adjusted leverage ratio and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction-related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Bristol-Myers Squibb nor Celgene assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.